Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel       : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

July 29, 2024

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy’s receives positive CHMP opinion from European Medicines Agency for its proposed Rituximab biosimilar”.

This is for your information and record.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

Encl: As above

CONTACT
DR. REDDY’S LABORATORIES LTD.	INVESTOR RELATIONS	MEDIA RELATIONS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	RICHA PERIWAL RICHAPERIWAL@DRREDDYS.COM	USHA IYER USHAIYER@DRREDDYS.COM

Dr. Reddy’s receives positive CHMP opinion from European Medicines
Agency for its proposed Rituximab biosimilar

Hyderabad India; July 29, 2024 – Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY; along with its subsidiaries together referred to as “Dr. Reddy’s”), today announced that the European Medicines Agency’s (EMA) Committee for Medicinal Products for Human Use (CHMP) has adopted a positive opinion recommending the launch of its proposed biosimilar Rituximab candidate DRL_RI (ITUXREDI®) in European markets.

Dr. Reddy’s had previously received the EU GMP certificate for its Rituximab drug substance and drug product manufacturing facility located in Hyderabad, India. As part of the established approval process, the CHMP positive opinion will now be reviewed by the European Commission (EC), following which a decision will be made on the grant of marketing authorisation in the European Union (EU) member countries, and the European Economic Area (EEA) member states of Norway, Iceland, and Liechtenstein. A Marketing Authorisation Application (MAA) for submission to the UK Medicines and Healthcare products Regulatory Agency (MHRA) will be made separately in keeping with the reliance route under the International Recognition Procedure (IRP).

DRL_RI is being developed as a biosimilar of MabThera® (Rituximab), a cluster of differentiation 20 (CD20) directed cytolytic antibody. ITUXREDI® / DRL_RI (rituximab) is a proposed biosimilar to reference medicinal product MabThera® and the intended indications are the same as those currently approved for MabThera®: Non–Hodgkin’s Lymphoma (NHL); Chronic Lymphocytic Leukaemia (CLL); Rheumatoid Arthritis (RA); Granulomatosis with Polyangiitis (GPA) (Wegener’s Granulomatosis) and Microscopic Polyangiitis (MPA); Pemphigus Vulgaris (PV).

EMA reference product, MabThera®, is a registered trademark of Roche.

About Dr. Reddy’s biosimilars programme:

Dr. Reddy’s biosimilars business is part of our key strategic initiatives expected to drive both near-term and long-term growth. Over the last 25 years, our Biologics team has developed into a fully integrated organisation with robust capabilities in the development, manufacture and commercialisation of a range of biosimilar products in oncology and immunology. We have a portfolio of commercial products in India, with some products marketed in more than 25 other countries. In addition, we have several products in the pipeline in oncology and auto-immune diseases in various stages of development for global launches across regulated as well as emerging markets. We are also ramping up manufacturing capacity to support our global expansion plans. In July 2023, our proposed rituximab biosimilar application was accepted for review by the USFDA, EMA and MHRA. Earlier this year, we launched Versavo® (bevacizumab) in the UK, making it our first biosimilar product to be approved and launched in that country.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is a global pharmaceutical company headquartered in Hyderabad, India. Established in 1984, we are committed to providing access to affordable and innovative medicines. Driven by our purpose of ‘Good Health Can’t Wait’, we offer a portfolio of products and services including APIs, generics, branded generics, biosimilars and OTC. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Our major markets include – USA, India, Russia & CIS countries, China, Brazil and Europe. As a company with a history of deep science that has led to several industry firsts, we continue to plan ahead and invest in businesses of the future. As an early adopter of sustainability and ESG actions, we released our first Sustainability Report in 2004. Our current ESG goals aim to set the bar high in environmental stewardship; access and affordability for patients; diversity; and governance. For more information, log on to: www.drreddys.com.

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the “Risk Factors” and “Forward-Looking Statements” sections of our Annual Report on Form 20-F for the year ended March 31, 2024. The company assumes no obligation to update any information contained herein.